Filed Pursuant to Rule 424(b)(3)

   Registration No. 333-178786-01

SUPPLEMENT NO. 2 DATED AUGUST 20, 2015

TO THE PROSPECTUS DATED MAY 1, 2015

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “company”) dated May 1, 2015. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the company; and

2)	Certain other changes to our prospectus regarding he establishment of the Magnolia Sun Portfolio and the acquisition of Powerhouse One LLC, comprising four solar power generation facilities in Tennessee (the “Magnolia Sun Portfolio” and the “Powerhouse One” solar assets);

 Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of August 18, 2015, we had accepted investors’ subscriptions for and issued approximately 3,770,823 shares in the offering, resulting in our receipt of gross proceeds of approximately $36,962,260.

Other Changes to Prospectus

Competitive Strengths

The following information supersedes and replaces in its entirety the paragraph under ‘Significant Experience of GCM’, which begins on page 71 of the prospectus.

The senior management team of our advisor, GCM, has a long track record and broad experience in acquiring, operating and managing income-generating renewable energy and energy efficiency projects and other energy-related businesses as well as financing the construction and/or operation of these projects and businesses. Since commencement of the company’s operations, members of GCM’s senior management team have been involved in the acquisition of approximately 20 megawatts of solar power generation facilities including the Sunny Mountain Portfolio, the Green Maple Portfolio (operating as well as to be constructed), the Canadian Northern Lights Portfolio, the East to West Portfolio and, most recently, the Magnolia Sun Portfolio. Among other transactions that members of GCM’s senior management team have been involved include advisory services related to the financing of solar projects comprising over 75 megawatts of rated capacity in New Jersey, Florida, Pennsylvania and Ontario including 1.5 megawatts in Medford Township, NJ, 335kw in Gainesville, FL, 10 megawatts in White Township, NJ, 20 megawatts in Tinton Falls, NJ, 38 megawatts in Pemberton, NJ, and a 10 megawatts MicroFIT in Ontario, Canada; a transaction to acquire a wind developer based in Texas; the development of four wind and two solar greenfield projects to various stages of development; the purchase and subsequent management of a large portfolio of distributed solar assets located in California; the preparation of investment analysis for a 100 megawatt biomass facility in Texas; the acquisition of a land fill gas business based in Rhode Island; and review of various finance proposals to purchase Utility Scale Wind projects (400 megawatts) in Valencia and Catalunya, Spain.

Portfolio and Investment Activity

The following information should be inserted into “Portfolio and Investment Activity” subsequent to the “East to West Solar Portfolio” summary on page 93 of the prospectus:

Magnolia Sun Portfolio

On August 19, 2015, the company, through Magnolia Sun LLC, a newly formed, wholly-owned subsidiary of GREC, announced that it acquired four solar facilities in Tennessee, with a total generation capacity of 3.0 Megawatts, for a gross purchase price of approximately $7,500,000. The four assets acquired within the Magnolia Sun Portfolio (named “Powerhouse One”), consist of commercial grade, ground mounted solar systems located on leased property within a five mile radius in Fayetteville, Tennessee. Electricity produced by the portfolio is sold under long term Power Purchase Agreements (“PPAs”) with two Investment Grade counterparties; the Tennessee Valley Authority and Fayetteville Public Utilities. The PPAs have an average remaining contract life of approximately 16 years.

In total, the four solar generating assets in Powerhouse One are expected to produce, in total, approximately 4,392,000 Kilowatt hours of power each year; enough electricity to power approximately 495 homes for one year of typical use.

The initial yield on the portfolio for the first full year of operation is expected to be approximately 11.6 % which excludes any future debt financing of these operating assets.